UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______
Commissions file number 0-12448

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLOW INTERNATIONAL CORPORATION
23500 64th Avenue South
Kent, Washington 98032

REQUIRED INFORMATION

The Flow International Corporation Voluntary Pension and Salary Deferral Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and schedule are filed as a part of the Annual Report on Form
11-K.

Report of Independent Registered Public Accounting Firm

To the Participants and Advisory Committee
Flow International Corporation Voluntary
Pension and Salary Deferral Plan
Kent, Washington

We have audited the accompanying statements of net assets available for benefits of Flow International Corporation Voluntary Pension and Salary Deferral Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Flow International Corporation Voluntary Pension and Salary Deferral Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/S/ CliftonLarsonAllen LLP
Bellevue, Washington
June 20, 2013

Flow International Corporation Voluntary Pension and Salary Deferral Plan
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments, at fair value
Mutual funds	$32,746,361	$27,265,337
Collective trust fund	4,362,968	5,510,979
Flow International Corporation unitized common stock fund	1,213,303	1,647,830
Total investments	38,322,632	34,424,146
Cash	3,391	104,997
Notes receivable from participants	624,208	635,737
Total assets	$38,950,231	$35,164,880
Liabilities
Other payable	(30)	(40)
Net assets available for benefits, at fair value	$38,950,201	$35,164,840
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contract	(240,388)	(277,662)
Net assets available for benefits	$38,709,813	$34,887,178

See accompanying notes to the financial statements

Flow International Corporation Voluntary Pension and Salary Deferral Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2012	2011
Additions
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$3,394,192	$(1,400,498)
Dividends	753,389	702,709
	4,147,581	(697,789)
Interest income on notes receivable from participants	28,384	32,068
Contributions:
Employer	873,255	817,631
Participant	2,025,426	1,936,936
Rollovers	286,671	83,159
Net Additions	7,361,317	2,172,005

Deductions
Benefits paid to participants	3,526,766	1,959,190
Administrative expenses	11,916	13,822
Total Deductions	3,538,682	1,973,012

Net Increase	3,822,635	198,993
Net Assets Available for Benefits:
Beginning of year	34,887,178	34,688,185
End of year	$38,709,813	$34,887,178

See accompanying notes to the financial statements

Flow International Corporation Voluntary Pension and Salary Deferral Plan
Notes to Financial Statements

Note 1: Plan Description

The following description of the Flow International Corporation Voluntary Pension and Salary Deferral Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), and shall meet the special requirements of Sections 401(k) and 401(m) of the IRC, for the benefit of eligible employees of Flow International Corporation and its subsidiaries (the Company). The Plan was established on October 1, 1986 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).

Plan Administration

The Plan is administered by an Advisory Committee consisting of Company officers and employees appointed by the Board of Directors of the Company. No such officer or employee receives compensation from the Plan.

Contributions to the Plan and net Plan earnings thereon are held by the Plan trustee under terms of a trust agreement with Wilmington Trust Retirement and Institutional Services Company (Wilmington). The funds must be used for the exclusive benefit of Plan participants and their beneficiaries.

The Plan provides that administrative expenses may be paid by either the Plan or the Company.

Eligibility

Employees of the Company are eligible for participation in the Plan upon commencement of employment with the Company. Certain employees, as defined in the Plan, are not eligible to participate.

Employees are eligible for participation in Company contributions, if any, on the January 1, April 1, July 1 or October 1 coincident with or immediately following the date on which the employee completes one year of service. Additionally, to receive the Company discretionary contribution, an employee must be employed on the last day of the Plan year unless due to death, disability, or normal retirement age.

Contributions

Eligible employees hired after January 1, 2008, are automatically enrolled in the Plan. Upon enrollment, 6% of participant compensation is withheld and contributed to the Plan unless an election form to the contrary is received prior to date of hire. Participants may elect not to participate in the Plan, cease salary deferrals, change or resume salary deferrals and change investment directions at any time. Eligible employees may elect to contribute up to 40% of pretax annual compensation (up to 15% for highly compensated employees), as defined in the Plan. Total deferrals in any taxable year may not exceed specific dollar limitations set under the IRC, which was $17,000 for 2012 and $16,500 for 2011. The Plan also allows for catch-up contributions for participants age 50 and over and for transfers into the Plan from other qualified retirement plans (Rollovers).

The Company may make matching contributions or other additional discretionary contributions to the Plan in amounts determined by the Advisory Committee.  As defined in the Plan document, the Company provides for a matching contribution of 50% of eligible employee contributions by participants with less than 5 years of service and 75% of eligible employee contributions by participants with more than 5 years of service, not to exceed more than 6% of participant compensation for the Plan year. There were no Company discretionary contributions for the years ended December 31, 2012 and 2011.

Participant Investment Options

Participants may direct the total amount of assets in their accounts into various investment options offered by the Plan. Those investment options currently consist of mutual funds, the MetLife Stable Value Fund (collective trust fund), and the Flow International Corporation Unitized Common Stock Fund (Flow Stock Fund).

Participant Accounts

Participant accounts are valued daily. Each participant's account is credited or charged with the participant's contribution and allocations of (a) the Company's contributions, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant contributions or account balances, as defined. Income is allocated daily based on the shares in the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Voting Rights

Each participant invested in the Flow Stock Fund is entitled to exercise voting rights and tender decisions attributable to the shares allocated to his or her account. The Advisory Committee is responsible for tabulating and complying with the voting or tendering instructions it receives from participants. If the participant does not instruct the Advisory Committee with regard to a voting or tendering decision, the shares are voted or tendered as instructed by the Flow Stock Fund.

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Participants vest in Company contributions and earnings thereon based on years of service with the Company. Participants become 100% vested ratably over five years of service or if the participant reaches the normal retirement age of 65, dies, or becomes disabled while in the service of the Company. In the event of termination of employment prior to the completion of five years of credited service, participants forfeit their non-vested portion of employer contributions.

Notes Receivable from Participants

Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance, with a minimum loan amount of $1,000. A participant's vested account balance does not include the value of assets that are directly invested in the Flow Stock Fund. A participant may only apply for a loan once in a Plan year and may not have more than one loan outstanding at any time.

Loan terms shall not exceed five years, except for the acquisition of a principal residence, in which case the maximum loan term is ten years. The loans are collateralized by the vested balance in the participant's account. Principal and interest is paid not less than monthly. The interest rate charged on participant loans is the prime rate (3.25% at both December 31, 2012 and 2011) plus 1%. Interest rates on outstanding participant loans range from 4.25% to 8.25% at December 31, 2012.

Payment of Benefits and Withdrawals

Upon termination of employment, the participant is entitled to receive the vested portion of their account. If the vested amount is $1,000 or less, the account is paid in a lump-sum payment to the participant. If the vested amount is more than $1,000, the participant must consent to the distribution before it may be made. Vested benefits are also payable upon the request of a Plan participant after having attained the age of 59½ while in the service of the Company. Benefits are immediately payable upon the retirement, death or disability of a participant in a lump-sum amount equal to the value of the participant's vested interest in his or her account.

A participant may receive a hardship withdrawal to satisfy certain immediate and heavy financial needs, as defined by the Plan, provided the participant does not have other distributions or loans available under the Plan. Participant contributions are suspended for the six months following a hardship withdrawal.

A participant may withdraw any part of their vested account resulting from rollover contributions at any time; however no more than one withdrawal request may be made during any Plan year.

Forfeitures

Unvested forfeited investment balances will be used to pay for plan expenses, any remaining forfeitures can be used to reduce employer contributions. Forfeitures pending utilization were $34,515 and $51,000 at December 31, 2012 and December 31, 2011, respectively. Forfeitures of $5,542 were used to reduce Plan expenses for the year ended December 31, 2012. No forfeitures were used during the year ended December 31, 2011.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments are valued at their fair value. Mutual funds are stated at fair value based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Flow International Corporation common stock is included in the Flow Stock Fund and is valued at quoted market prices.

The collective trust fund's estimated fair value and contract value is based on the underlying benefit-responsive investment contract with MetLife Insurance Company, as reported by the fund's trustee. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in an investment contract through a collective trust fund. The Statements of Net Assets Available for Benefits present the adjustments of the investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefit payments and withdrawals are recorded when paid.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Advisory Committee to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Plan performs fair value measurements in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. Refer to Note 6 for the fair value measurement disclosures associated with the Plan's investments.

FASB ASC 820 applies to certain accounting standards that require or permit fair value measurements and defines fair value, establishes a consistent framework for measuring fair value and expands disclosures for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. FASB ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.  As a basis for considering such assumptions, FASB ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There have been no changes in the valuation methodologies used at December 31, 2012 and 2011.
The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles using the Net Asset Value (NAV) provided by the administrators of the funds. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Flow International Corporation Unitized Common Stock Fund

Flow International Corporation common stock is valued at the closing price reported on the National Association of Securities Dealers Automated Quotations (NASDAQ) stock exchange and is classified within Level 1 of the valuation hierarchy.

Collective Trust Fund

This investment is a public vehicle valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified as Level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Reclassification

Certain amounts in the 2011 financial statements have been reclassified to conform with the 2012 presentation. These reclassifications do not affect net assets available for benefits as previously reported.

Note 3: Flow International Corporation Unitized Common Stock Fund

Investments in the Flow Stock Fund are not diversified, therefore, this investment may present higher than average volatility. Accordingly, the Plan states that a participant may not direct more than 25% of future contributions be invested in the Flow Stock Fund.

Note 4: Collective Trust Fund

The MetLife Stable Value Fund (collective trust fund) is an “AA” rated fund that invests primarily in a benefit responsive investment contract that provides for a guaranteed rate of return established each quarter. In determining the net assets available for benefits, the collective trust fund is included in the accompanying financial statements at contract value, which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses. An investment contract is generally valued at contract value, rather than at fair value, to the extent it is fully benefit responsive. The crediting interest rate averaged 2.52% and yielded 3.75% during 2012 and averaged 2.96% and yielded 6.45% during 2011. The crediting rate is based on a formula agreed upon with the issuer, with no minimum crediting rate. The collective trust fund is fully benefit-responsive and participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan. Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan's ability to transact at contract value with MetLife. The Plan administrator believes the occurrence of such events that would limit the Plan's ability to transact at contract value with the Plan participants is not probable.

Note 5: Investments

As of December 31, 2012 and 2011, the Plan investments are held in trust at Wilmington. Investments that represent 5% or more of the Plan's net assets available for benefits in either year are separately identified as follows:

	December 31,
	2012	2011
Mutual Funds:
T. Rowe Price New America Growth Fund	$4,724,759	$4,157,580
Alliance NFJ Small Cap Value Fund Class A	2,107,511	1,986,594
Oppenheimer Global Fund Class A	2,744,658	2,213,917
Vanguard 500 Index Fund Signal	3,194,777	2,720,063
American Funds Europacific Growth Fund Class A	3,276,993	2,919,260
PIMCO Total Return Fund Class A	4,693,333	3,908,879
Invesco Van Kampen Growth & Income Fund Class A	2,043,635	1,877,395
Prudential Jennison Small Company Class Z	4,267,193	3,986,946
Collective Trust Fund:
MetLife Stable Value Fund, at contract value	4,122,580	5,233,317

Net appreciation (depreciation) in fair value of the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, were as follows:

	Year Ended December 31,
	2012	2011

Mutual Funds	$3,235,919	$(1,422,865)
Flow International Corporation Unitized Common Stock Fund	65,503	(205,646)
Collective Trust Fund	92,770	228,013
Net appreciation (depreciation)	$3,394,192	$(1,400,498)

Note 6: Fair Value Measurements

The following tables disclose by level within the fair value hierarchy the Plan's assets measured and reported on the statements of net assets available for benefits as of December 31, 2012 and 2011, at fair value on a recurring basis:

	Levels of Fair Value Measurements at
	December 31, 2012:
	Level 1 Inputs	Level 2 Inputs	Total Fair Value at December 31, 2012
Investments:
Mutual Funds
Blend funds	$9,095,354	$—	$9,095,354
Bond funds	4,693,333	—	4,693,333
Growth funds	14,812,528	—	14,812,528
Value funds	2,873,070	—	2,873,070
Other funds	1,272,076	—	1,272,076
International
Flow Stock Fund	1,213,303	—	1,213,303
Fixed Income
Collective Trust Fund	—	4,362,968	4,362,968

	$33,959,664	$4,362,968	$38,322,632

	Levels of Fair Value Measurements at
	December 31, 2011:
	Level 1 Inputs	Level 2 Inputs	Total Fair Value at December 31, 2011
Investments:
Mutual Funds
Blend funds	$7,646,765	$—	$7,646,765
Bond funds	3,908,879	—	3,908,879
Growth funds	12,455,610	—	12,455,610
Value funds	2,531,649	—	2,531,649
Other funds	722,434	—	722,434
International
Flow Stock Fund	1,647,830	—	1,647,830
Fixed Income
Collective Trust Fund	—	5,510,979	5,510,979

	$28,913,167	$5,510,979	$34,424,146

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

	2012 Fair Value	2011 Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Fixed Income Collective Trust Fund	$4,362,968	$5,510,979	N/A	Daily	60 Days

Participants can transact daily at contract value, however, a 60 day redemption notice period is required for the Plan to terminate the investment contract.

The collective trust fund's objective is to achieve maximum current income consistent with a safety of principal by investing in high quality insurance contracts (GICs) issued by insurance companies. However, there is no assurance that this objective can be achieved.

Note 7: Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

Note 8: Income Tax Status

The Plan obtained its latest determination letter dated February 3, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America (“GAAP”) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As the Plan is tax-exempt, the Plan administrator has concluded that as of December 31, 2012 and 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Note 9: Related Party Transactions

The Plan invests in shares of common stock of the Company. The Company is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC. As of December 31, 2012 and 2011, the Plan held 360,726 and 478,464 shares of common stock in the Company (employer securities) with a fair value of $1,213,303 and $1,647,830, respectively. During the years ended December 31, 2012 and 2011, the Plan purchased shares of common stock of the Company at a cost of $468,355 and $452,855, respectively and sold shares of common stock of the Company for proceeds of $968,385 and $621,041. Wilmington is the trustee as defined by the Plan; therefore, the investment transactions qualify as party-in-interest transactions.

Note 10: Risks and Uncertainties

The Plan allows participants to direct contributions into choices that include mutual funds, a collective trust fund that has an underlying investment in a benefit-responsive insurance contract with MetLife Insurance Company (MetLife) and the Flow Stock Fund. The underlying investment securities within these investment vehicles are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Refer to the Company's Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q filed with the U.S. Securities and Exchange Commission regarding risks associated with Flow International Corporation's common stock.

Flow International Corporation Voluntary Pension and Salary Deferral Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN Number: 91-1104842
Plan Number: 002

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds:
	T. Rowe Price New America Growth Fund	Mutual Fund	**	$4,724,759
	PIMCO Total Return Fund Class A	Mutual Fund	**	4,693,333
	Prudential Jennison Small Company Class Z	Mutual Fund	**	4,267,193
	American Funds EuroPacific Growth Fund Class A	Mutual Fund	**	3,276,993
	Vanguard 500 Index Fund Signal	Mutual Fund	**	3,194,777
	Oppenheimer Global Fund Class A	Mutual Fund	**	2,744,658
	Alliance NFJ Small Cap Value Fund Class A	Mutual Fund	**	2,107,511
	Invesco Van Kampen Growth & Income Fund Class A	Mutual Fund	**	2,043,635
	Lord Abbett Fundamental Equity Class A	Mutual Fund	**	1,610,740
	Oppenheimer Developing Markets Class Y	Mutual Fund	**	1,032,283
	Vanguard Extended Market Index Fund Signal	Mutual Fund	**	1,012,844
	American Funds Washington Mutual Investors Fund Class A	Mutual Fund	**	765,559
	T. Rowe Price Retirement 2040 ADV	Mutual Fund	**	423,408
	T. Rowe Price Retirement 2030 ADV	Mutual Fund	**	420,387
	T. Rowe Price Retirement 2020 ADV	Mutual Fund	**	270,735
	T. Rowe Price Retirement 2010 ADV	Mutual Fund	**	157,546
	Total Mutual Funds			32,746,361
	Collective Trust Fund:
	MetLife Stable Value Fund (Contract Value)	Collective Trust Fund	**	4,122,580
	Flow International Corporation Unitized Common Stock Fund:
*	Flow International Corporation Common Stock	Common Stock Fund	**	1,213,303
*	Participant Loans	Maturing at various dates through June 2022 Interest rates ranging from 4.25% to 8.25%	0	624,208
	Total Investments			$38,706,452

*	Represents party-in-interest
**	Cost information is omitted and not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Plan Advisory Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

/s/ John S. Leness
John S. Leness
General Counsel and Secretary
June 20, 2013